May 6, 2011
Via Edgar
U. S. Securities and Exchange Commission
Division of Corporate Finance
Attention: Brian Cascio,
Accounting Branch Chief
100 F Street, N.E., Mail Stop 3030
Washington, DC 20549

Re:	Escalon Medical Corp. Form 10-K for the fiscal year ended June 30, 2010 Filed October 12, 2010 Form 10-Q for the quarterly period ended December, 2010 File No. 000-20127
Dear Mr. Cascio:
     This correspondence is in response to your letter dated April 26, 2011 in regard to the above referenced matter.
     Set forth below are our responses to the comments in your letter. The numbering of the responses below corresponds to the numbering set forth in the comment letter.
Form 10-K for the fiscal year ended June 30, 2010
Consolidated Balance Sheets, Page 38
1.	We acknowledge your response to prior comment 1. In future filings please show assets and liabilities related to discontinued operations for all comparable periods.
The additional requested disclosure will be included in future filings.
Consolidated Statements of Operations, page 15
2.	We acknowledge your response to prior comment 2. Please tell us the amount of Ocular Telehealth Management’s assets and liabilities as of December, 2010. Also tell us how you determined that OTM’s assets, liabilities, equity and income were immaterial to the Company.

We believe that OTM’s assets, liabilities, equity and income were immaterial to the Company for the following reasons:
Total assets and liabilities of OTM at December 31, 2010 were $16,744 and $80,500, respectively.
We determined the relative immateriality of OTM’s assets, liabilities, equity and income by comparing these financial statement categories to the same categories in our consolidated financial statements. As of December 31, 2010 OTM’s assets of $16,744 was equal to approximately .1% of Escalon’s total current assets of $15,380,201. OTM’s liabilities of $80,500 was equal to approximately 1.09% of Escalon’s current liabilities of $7,335,415. OTM’s equity of ($63,756) was equal to approximately .6% of Escalon’s equity of $10,258,667. The non-controlling interest in OTM’s net loss for the six-months ended December 31, 2010 was $18,780 or 1.00% of Escalon’s net loss from continuing operations of $1,868,453. These examples of OTM in comparison to our consolidated financial statements as of December 31, 2010 is representative of OTM’s relative immateriality to our Company in the other prior periods in which OTM is shown in our financial statements.
     Note 7. Capital Stock Transactions, page 55
3.	We refer to your response to our prior comment 8. In future filings please provide a brief summary, similar to your response, indicating how you have accounted for your warrants.
The additional requested disclosure will be included in future filings.
     Note 17. Fair Value Measurements, page 68
4.	We acknowledge your response to our prior comment 10. In future filings please clarify the phrase “and other level 3 measurements” and provide a more detailed disclosure of your assessment of the fair value measurements related to the debt associated with Biocode Hycell similar to the information provided in your response.
The additional requested disclosure will be included in future filings.
Additionally, in connection with this response to comments of the Staff, the Company acknowledges that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

     We have attempted to address the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at 610-688-6830, ext. 104.
Best regards,
ESCALON MEDICAL CORP
By:
Robert M. O’Connor Chief Financial Officer and Principal Accounting Officer
cc: Richard Depiano, Jr.
Enclosures